Exhibit 99.1

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

The Netherlands

To:                            Shareholders of Yandex N.V.

From:              Board of Directors

Date:                 10 May 2017

Notice of Annual General Meeting of Shareholders of Yandex N.V.

We hereby inform you that Yandex N.V. (the “Company”) will hold its Annual General Meeting of Shareholders (“AGM”) on Thursday, May 25, 2017, beginning at 9.00 a.m. local time at the Conservatorium Hotel, Paulus Potterstraat 50, 1071 DB Amsterdam, The Netherlands.

Enclosed with this notice you will find the Agenda for the AGM, together with explanatory notes, as well as a Power of Attorney / Proxy to authorize company representatives to vote your shares at the AGM.

The following agenda items are scheduled for the AGM:

Introductory remarks.

1.                                     Approval of 2016 annual statutory accounts of the Company. (decision)

2.                                     Addition of 2016 profits of the Company to retained earnings. (decision)

3.                                     Discharge of the members of the Board of Directors for their liability towards the Company for their management during the 2016 financial year. (decision)

4.                                     Re-appointment of Herman Gref as a non-executive member of the Board of Directors for a three-year term. (decision)

5.                                     Re-appointment of Arkady Volozh as an executive member of the Board of Directors for a three-year term. (decision)

6.                                     Cancellation of outstanding Class C Shares. (decision)

7.                                     Appointment of the external auditor of the Company for the 2017 financial year. (decision)

8.                                     General authorization of the Board of Directors to issue ordinary shares and preference shares. (decision)

9.                                     General authorization of the Board of Directors to exclude pre-emption rights. (decision)

10.                              General authorization of the Board of Directors to acquire shares in the Company. (decision)

Any other business.

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Copies of materials related to the AGM, including this Notice of Meeting, the Agenda and Explanatory Notes, and a copy of our 2016 Annual Report on Form 20-F, are available:

• at: http://www.edocumentview.com/YNDX

• on our website at http://yandex.com/company

• at the Company’s offices (Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands)

• from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru

The Company’s audited statutory accounts (which are prepared in accordance with IFRS solely to comply with Dutch law) are available for inspection by shareholders at the Company’s offices at the above address; copies may be requested from Investor Relations.

On April 27, 2017 the total number of Class A Shares outstanding (excluding shares held in treasury) was 279,264,982, with a total of 279,264,982 voting rights; and the total number of Class B Shares was 44,858,734, with a total of 448,587,340 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A Shares and Class B Shares will vote together as a single class on all matters at the AGM.

The persons who will be considered as entitled to vote and/or attend the AGM are those persons who on April 27, 2017, after processing of all settlements as of this date (the record date), have these rights and are registered as such in a register designated by the Board. The designated register for the Class A Shares is maintained by the Company’s transfer agent and registrar, Computershare Trust Company N.A. The designated register for the Class B Shares is maintained by the Company.

If you would like to attend the AGM and your Class A shares are held by a broker, bank or other nominee, you must bring to the AGM a letter from the nominee confirming your beneficial ownership of such shares. In order to vote your shares at the AGM, you must obtain from the nominee a proxy issued in your name. You must also bring a form of personal identification.

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the AGM, we hope you will take the time to vote your shares. If you are a shareholder of record, you may vote your Class A shares over the Internet (at http://www.investorvote.com/YNDX), by telephone (at +1-800-652-8683) or by completing and mailing the enclosed Power of Attorney / Proxy card in the envelope provided. If your shares are held in ‘‘street name’’, meaning they are held for your account by a broker or other nominee, you will receive instructions from the broker that you must follow for your shares to be voted.

Many brokers are subject to New York Stock Exchange (‘‘NYSE’’) rules. The NYSE rules direct that, if you are the beneficial owner of shares held in ‘‘street name’’ by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instruction. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to ‘‘discretionary’’ items but will not be permitted to vote the shares with respect to ‘‘non-discretionary’’ items (those shares are treated as ‘‘broker non-votes’’). The election of directors is not considered a discretionary item. This means that brokers who have not been furnished voting instructions from their clients will not be authorized to vote in their discretion for the election of directors. We urge you to provide voting instructions to your broker so that your votes may be counted.

All matters require the affirmative vote of the holders of an absolute majority of the votes cast. However, if less than 50% of the issued share capital is present or represented by proxy at the AGM, proposals 6 (cancellation of C shares) and 9 (exclusion of pre-emptive rights) will also require the affirmative vote of the holders of two-thirds of the votes cast on the matter. Under our Articles of Association, blank or invalid votes count towards establishing a quorum, but do not count for voting purposes.

Amsterdam, 10 May 2017

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:                 May 25, 2017 at 9:00 a.m. local time

Location: Conservatorium Hotel,

Paulus Potterstraat 50,

1071 DB Amsterdam,

The Netherlands

Opening

Introductory Remarks

Approval of 2016 statutory accounts; addition of 2016 profits to retained earnings; discharge of Directors

1.                                      To approve the annual statutory accounts of Yandex N.V. (the ‘‘Company’’) for the 2016 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

2.                                      To add the profits of the Company realized in the 2016 financial year to the retained earnings of the Company. (Decision)

3.                                      To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2016 financial year. (Decision)

Re-appointment of directors

4.                                      To re-appoint Herman Gref to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

5.                                      To re-appoint Arkady Volozh to serve as an executive member of the Board of Directors, for a three-year term. (Decision)

Cancellation of shares

6.                                      To cancel 739,235 outstanding Class C shares, all held by the Company. (Decision)

Appointment of Auditor

7.                                      To appoint JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2017 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2017 financial year (to be prepared under IFRS). (Decision)

General designations and authorizations of the Board of Directors

8.                                      To designate the Board of Directors as the competent body to issue from time to time ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

9.                                      To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

10.                               To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

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Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2016, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2017.

1-3.                           Approval of 2016 Annual Statutory Accounts of Yandex N.V.; addition of 2016 profits of the Company to retained earnings; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2016 financial year

These agenda items include proposals to adopt the 2016 Statutory Accounts and to add the profits of the Company realized in the 2016 financial year to the retained earnings of the Company, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from liability towards the Company for the performance of their duties in 2016. Such discharge only covers matters that are known to the Company at the 2017 AGM when the resolution to discharge is adopted. Copies of the 2016 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

4.                                      Re-appointment of Herman Gref as a non-executive member of the Board of Directors

It is proposed to re-appoint Herman Gref as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 25, 2017 and running until the annual general meeting to be held in 2020.

Mr. Gref has been a non-executive director since May 2014. Mr. Gref has served since 2007 as the Chief Executive Officer and Chairman of the Executive Board of Sberbank of Russia, one of the largest commercial banks in Russia. From 2000 to 2007, Mr. Gref served as the Minister for Economic Development of the Russian Federation and has previously served in a number of government positions at the federal and regional levels in Russia. Mr. Gref holds a degree in law from Omsk State University, a Ph.D. in law from St Petersburg State University and a Ph.D. in economics from The Russian Presidential Academy of National Economy and Public Administration. Mr. Gref holds a Citation and Certificate of Honor from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal. The Board of Directors is pleased that Mr. Gref is available to continue to serve as a member of the Board of Directors.

5.                                      Re-appointment of Arkady Volozh as an executive member of the Board of Directors

It is proposed to re-appoint Arkady Volozh as an executive member of the Board of Directors of the Company for a three-year term with effect from May 25, 2017 and running until the annual general meeting to be held in 2020.

Mr. Volozh is the principal founder of Yandex and has been our Chief Executive Officer and a director since 2000. A serial entrepreneur with a background in computer science, Mr. Volozh co-founded several successful IT enterprises, including InfiNet Wireless, a Russian provider of wireless networking technology, and CompTek International, one of the largest distributors of network and telecom equipment in Russia. In 2000, Mr. Volozh left his position as CEO of CompTek International to become the CEO of Yandex. Mr. Volozh started working on search in 1989, which led to him establishing Arkadia Company in 1990, a company developing search software. His early achievements in this field include the development of electronic search for use in patents, Russian classical literature and the Bible. Mr. Volozh holds a degree in applied mathematics from the Gubkin Institute of Oil and Gas. The Board of Directors is pleased that Mr. Volozh is available to continue to serve as a member of the Board of Directors.

6.                                      Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. The Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

7.                                      Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM.

Following a review of the Company’s engagement with its current auditor, ZAO Deloitte & Touche CIS (“Deloitte”) and a competitive tender process, the Audit Committee has advised the Board of Directors to propose at the AGM the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company’s consolidated financial statements for the 2017 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company’s statutory annual accounts for the 2017 financial year (to be prepared under IFRS).

During the two fiscal years ended December 31, 2015 and 2016, and from January 1, 2017 through May 9, 2017, (1) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its report on the Company’s financial statements for such periods, and (2) there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K).

8-10.                    General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue ordinary shares and preference shares, in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on May 27, 2016.

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